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                                                             September 23, 1996

To our Shareholders:

  On September 9, 1996, a subsidiary of Revco D.S., Inc. announced a tender offer (the "Offer") for all of the outstanding shares of Big B's common stock at a price of $15.00 per share in cash. YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS INADEQUATE AND NOT IN THE BEST INTERESTS OF BIG B OR ITS SHAREHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT TENDER YOUR SHARES TO REVCO.

  In reaching the determination that the Offer is inadequate and not in the best interests of Big B or its shareholders, your Board gave careful consideration to, among other things, Big B's financial performance, its future prospects, expressions of interest from certain other parties and the opinion of The Robinson-Humphrey Company, Inc., Big B's financial advisor, that the consideration offered to Big B's shareholders pursuant to the Offer is inadequate to such shareholders (other than Revco and its affiliates) from a financial point of view. We urge you to read carefully the attached Schedule 14D-9 in its entirety, including the opinion of The Robinson-Humphrey Company, Inc. which is included as Annex A, so that you will be fully informed as to the Board's recommendation.

  Your Board of Directors believes that the Offer fails to recognize the current value of Big B. The Board concluded that the interests of the shareholders would be best served by Big B exploring alternatives to maximizing shareholder value, and the Company is actively engaged in that effort. Although the Board has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

  In order to allow sufficient time to develop and consider possible alternatives, the Board has approved a Shareholder Rights Plan. The Rights Plan is designed to allow the Company the flexibility to pursue any potential transaction which in the judgment of your Board is in the best interests of Big B and its shareholders. A detailed description of the Rights Plan is included in the attached Schedule 14D-9. You should read it carefully.

                               Your Directors thank you for your support.

                               On behalf of the Board of Directors,

                                           [SIGNATURE APPEARS HERE]
                               Anthony J. Bruno
                               Chairman of the Board and Chief
                               Executive Officer